ICI MUTUAL INSURANCE COMPANY
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 12


INSURED Seligman Data Corp.
BOND NUMBER 87167105B


EFFECTIVE DATE October 3, 2005
BOND PERIOD July 24, 2005 to July 24, 2006
AUTHORIZED REPRESENTATIVE /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

 Seligman TargetHorizon ETF Portfolios, Inc.
o Seligman TargETFund 2025
o Seligman TargETFund 2015
o Seligman TargETFund Core

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 13


INSURED Seligman Data Corp
BOND NUMBER 87167105B
EFFECTIVE DATE May 10, 2006
BOND PERIOD July 24, 2005 to July 24, 2006
AUTHORIZED REPRESENTATIVE /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective May 10, 2006 to be:


Limit of Liability
Insuring Agreement H-
UNCOLLECTIBLE ITEMS OF DEPOSIT
$500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14


INSURED Seligman Data Corp.
BOND NUMBER 87167105B
EFFECTIVE DATE May 10, 2006
BOND PERIOD July 24, 2005 to July 24, 2006
AUTHORIZED REPRESENTATIVE /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for the following Insuring Agreements is hereby amended, effective May 10, 2006, to be:



Deductible Amount
Insuring Agreement H
UNCOLLECTIBLE ITEMS OF DEPOSIT
$50,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 15


INSURED Seligman Data Corp
BOND NUMBER 87167105B
EFFECTIVE DATE May 10, 2006
BOND PERIOD July 24, 2005 to July 24, 2006
AUTHORIZED REPRESENTATIVE /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that not withstanding Section 9, Non-Reduction and Non Accumulation of Liability and Total Liability, or any other provision of this Bond, the liability of the Underwriter under this Bond with respect to any and all loss or losses, under Insuring Agreement H, Uncollectible Items of Deposit, shall be limited to an aggregate of Five Million Dollars ($5,000,000) for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.